Consumer Portfolio Services, Inc.
19500 Jamboree Road Irvine, California 92612 Telephone (949) 753-6800 Facsimile (949) 753-6897

November 29, 2011

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Matt McNair

Re:           Consumer Portfolio Services, Inc.
Post-Effective Amendment to registration Statement 333-168976, as filed November 23, 2011

Dear Mr. McNair:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Consumer Portfolio Services, Inc. hereby respectfully requests that the effectiveness of the post-effective amendment to Registration Statement referenced above be accelerated to 5:00 p.m. (Washington, DC time) on Wednesday, November 30, 2011, or as soon thereafter as practicable.

The registrant hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the laws of the United States.

Should you have any questions regarding this request, please telephone the undersigned at (949) 788-5616, or our counsel, Mark Creatura, at 888-785-6691.

Sincerely,
CONSUMER PORTFOLIO SERVICES, INC.
By: /s/ JEFFREY P. FRITZ
Jeffrey P. Fritz, Senior Vice President and
Chief Financial Officer